UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-33805

Och-Ziff Capital Management Group Inc.

(Exact name of registrant as specified in its charter)

9 West 57th Street, New York, New York 10019

(212) 790-0000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Shares Representing Class A Limited Liability Company Interests of Och-Ziff Capital Management Group LLC

(Title of each class of securities covered by this Form)

Class A Common Stock, par value $0.01 per share, of Och-Ziff Capital Management Group Inc.

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Explanatory Note: Effective at 12:01 a.m. (Eastern Time) on May 9, 2019, Och-Ziff Capital Management Group LLC (the “LLC”) converted from a Delaware limited liability company to a Delaware corporation named Och-Ziff Capital Management Group Inc. (the “Corporation” and such conversion, the “Conversion”). At the effective time of the Conversion (the “Effective Time”), (i) each Class A share, representing Class A limited liability company interests of the LLC, outstanding immediately prior to the Effective Time was converted into one issued and outstanding, fully paid and nonassessable share of Class A common stock, $0.01 par value per share, of the Corporation and (ii) each Class B share, representing Class B shares of the LLC, outstanding immediately prior to the Effective Time was converted into one issued and outstanding, fully paid and nonassessable share of Class B common stock, $0.01 par value per share, of the Corporation. This Form 15 is being filed solely in connection with the deregistration under the Securities Exchange Act of 1934 of the applicable class of securities of the LLC and does not affect the continued registration under the Securities Exchange Act of 1934 of the applicable class of securities of the Corporation.

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Och-Ziff Capital Management Group Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

OCH-ZIFF CAPITAL MANAGEMENT GROUP INC.

By:	/s/ Thomas M. Sipp
Thomas M. Sipp
Chief Financial Officer and
Executive Managing Director

May 20, 2019